TAUNUS CORPORATION
31 West 52nd Street
New York, New York  10019


Linda L. Assali
Director
Telephone: (615) 835-2901



April 4, 2000
Securities and Exchange Commission
SEC Document Control
450 Fifth
Street,
N.W.
Washington
, DC
20549
Attn:
Filing
Desk


Dear Sirs:

     Re:  Filing of Schedule 13G on
          WHX Corporation
Pursuant to Rule 13d-1 of the General Rules and
Regulations under the Securities Exchange Act of
1934, the following is one copy of the Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G

filing submission through the EDGAR-Link System

software, by E-Mail confirmation.

                                        Sincerely,

                                        Linda L.

Assali Enclosures

























                       UNITED STATES
           SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.
20549

                       SCHEDULE 13G

         Under the Securities Exchange
                   Act of 1934
                   (Amendment No. 1)

                      WHX Corporation
          ____________________________
          ___________
                      NAME OF ISSUER:
Common Stock (Par Value $.01)
          _______________________________________
               TITLE OF CLASS OF SECURITIES
                         929248102
          _______________________________________
                       CUSIP NUMBER
                      March 31, 2000
          _______________________________________
(Date of Event Which Requires Filing of this
Statement)


     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [X]  Rule 13d-I(b)
          [   ]     Rule 13d-I(c)
          [   ]     Rule 13d-I(d)




1.NAME OF REPORTING PERSONS
  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    Taunus Corporation

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
          (A)  [ ]
          (B)   [ ]


3.SEC USE ONLY


4.CITIZENSHIP OR PLACE OF
ORGANIZATION

     Delaware

NUMBER OF     5. SOLE VOTING
POWER
SHARES            3,130,727
BENEFICIALLY  6. SHARED
VOTING POWER
OWNED BY          0
EACH          7. SOLE
DISPOSITIVE POWER
REPORTING         3,117,727
PERSON WITH   8. SHARED
DISPOSITIVE POWER
              0

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON

     3,130,727*

10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9)
EXCLUDES CERTAIN SHARES *
                    []
11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     18.0%**


12.TYPE OF REPORTING PERSON

     HC,CO

* Included in this figure are the securities reported by
Deutsche Bank Securities Inc. on the following cover page. Taunus expressly declares, pursuant to Rule
13d-4, that the filing of this statement shall not be construed as an admission that it is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of the securities reported on this cover page

** Included in this percentage is the percentage of securities reported by Deutsche Bank Securities Inc.
on the following cover page.

1.NAME OF REPORTING PERSONS
  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE
PERSONS

    Deutsche Bank Securities Inc.
2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
          (A)  [ ]
          (C)   [ ]


3.SEC USE ONLY


4.CITIZENSHIP OR PLACE OF
ORGANIZATION

     New York

NUMBER OF     5. SOLE VOTING
POWER
SHARES            3,115,801
BENEFICIALLY  6. SHARED
VOTING POWER OWNED BY
0
EACH          7. SOLE
DISPOSITIVE POWER
REPORTING         3,115,801
PERSON WITH   8. SHARED
                  DISPOSITIVE
                  POWER 0

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON

     3,115,801

10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9)
EXCLUDES CERTAIN SHARES                []

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     17.9%

12.TYPE OF REPORTING PERSON

     BD























Item 1(a).     Name of Issuer:

          WHX Corporation (the  Issuer )

Item 1(b).     Address of Issuer's Principal

Executive Offices:

          The address of the Issuer's principal
          executive offices 110 East 59th Street, New
          York, NY 10022


Item 2(a).     Name of Person Filing:


          This statement is filed on behalf of Taunus
          Corporation ( Taunus ) and Deutsche Bank
          Securities Inc. ( DBSI) (Taunus and DBSI together, the Reporting Persons ).


Item 2(b).     Address of Principal Business Office
or, if none,
Residence:

          The principal place of business of Taunus and DBSI is 31 West 52nd Street, New York,
          New York, 10019.
Item 2(c).     Citizenship:
   The citizenship of each of the Reporting Persons is set forth on the applicable cover page.

Item 2(d).     Title of Class of Securities:

   The title of the securities is common stock (the
Common Stock ).

Item 2(e).     CUSIP Number:

          The CUSIP number of the Common Stock is set forth on each cover page.

Item 3.  If this statement is filed pursuant to Rules
13d-1(b),
         or 13d-2(b) or (c), check whether the person filing is
         a:

         A.    Taunus Corporation:

         (a)   [   ]     Broker or dealer registered
under
                section 15 of the Act;
         (b)   [   ]     Bank as defined in section
3(a)(6) of
                the Act;

         (c)   [   ]     Insurance Company as defined
in
                section 3(a)(19) of the Act;

         (d)   [   ]     Investment Company registered
under
                section 8 of the Investment Company Act
of 1940;

         (e)   [   ]     An investment adviser in
accordance with
                Rule 13d-1 (b)(1)(ii)(E);

         (f)   [   ]     An employee benefit plan, or
endowment
                fund in accordance with Rule 13d-1
(b)(1)(ii)(F);

         (g)   [X]       A parent holding company or
control
                person in accordance with Rule 13d-1
(b)(1)(ii)(G);

         (h)   [   ]     A savings association as
defined in
                section 3(b) of the Federal Deposit
Insurance Act;
         (i)   [   ]     A church plan that is excluded
from the
                definition of an investment company
                under section 3(c)(14) of the
                Investment Company Act of 1940;

         (j)   [   ]     Group, in accordance with Rule
13d-1
                (b)(1)(ii)(J).

          If this statement is filed pursuant to Rule
          13d-1 (c), check this box.   [   ]

          B.    Deutsche Bank Securities Inc.:

         (a)   [X]  Broker or dealer registered under
section
                15 of the Act;

         (b)   [   ]     Bank as defined in section
3(a)(6) of
                the Act;

         (c)   [   ]     Insurance Company as defined
in
                section 3(a)(19) of the Act;

         (d)   [   ]     Investment Company registered
under
                section 8 of the Investment Company Act
of 1940;

         (e)   [   ]     An investment adviser in
accordance with
                Rule 13d-1 (b)(1)(ii)(E);

         (f)   [   ]     An employee benefit plan, or
endowment
                fund in accordance with Rule 13d-1
(b)(1)(ii)(F);

         (g)   [   ]     A parent holding company or
control
                person in accordance with Rule 13d-1
(b)(1)(ii)(G);

         (h)   [   ]     A savings association as
defined in
                section 3(b) of the Federal Deposit
Insurance Act;

         (i)   [   ]     A church plan that is excluded
from the
                definition of an investment company
                under section 3(c)(14) of the
                Investment Company Act of 1940;

         (j)   [   ]     Group, in accordance with Rule
13d-1
                (b)(1)(ii)(J).

          If this statement is filed pursuant to Rule
          13d-1 (c), check this box.   [   ]

Item 4.   Ownership.

          (a)  Amount beneficially owned:

               Each of the Reporting Persons owns the
          amount of the Common Stock as set
          forth on the applicable cover page.

          (b)  Percent of class:

               Each of the Reporting Persons
          owns the percentage of  the Common
          Stock as set forth on the applicable
          cover page.

          (c)  Number of shares as to which such
person has:

               (i)  sole power to vote or to
direct the vote:

                    Each of the Reporting
               Persons has the sole power to
               vote or direct the vote of the
               Common Stock as set forth on
               the applicable cover page.
               (ii) shared power to vote or to
direct the vote:
                    Each of the Reporting Persons
               has the shared power to vote or
               direct the vote of
               the Common Stock as set forth on the
               applicable cover page.

               (iii)     sole power to dispose or
to direct the disposition of:

                    Each of the Reporting Persons
has the
               sole power to dispose or direct the
               disposition of the Common Stock
as set
               forth on the applicable cover
page.

               (iv) shared power to dispose or
to direct the disposition of:

                    Each of the Reporting
               Persons has the shared power to
               dispose or direct the disposition
               of the Common Stock as set
         forth on the applicable cover page.

Item 5.   Ownership of Five Percent or Less of a
Class.

          Not applicable.

Item 6.   Ownership of More than Five Percent on
Behalf of
Another Person.

          Not applicable.

Item 7.   Identification and Classification of the
Subsidiary
          Which Acquired the Security Being Reported on by the Parent Holding Company.

          Bankers Trust Company is an indirect wholly-owned subsidiary of Taunus holding Common Stock.
Omitted from the ownership structure are certain intermediate and/or indirect holding companies of Taunus which do not exercise voting or investment discretion with respect to the Common Stock reported under this filing.


Item 8.   Identification and Classification of
Members of the
Group.

          Not applicable.

Item 9.   Notice of Dissolution of Group.

          Not applicable.

Item 10.  Certification.

          By signing below I certify that, to the
best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any

transaction having that purpose or effect.







                         SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  April 4, 2000


                                TAUNUS CORPORATION
                                By:    /s/ David
                                   Mellgard
                                   Name:



                                   David Mellgard



                                   Title:



                                   Secretary



































     Consent of Deutsche Bank Securities Inc.




          The undersigned agrees that the Schedule
13G executed by Taunus Corporation to which this statement is attached as an exhibit is filed on behalf of Taunus Corporation and Deutsche Bank Securities Inc. pursuant to Rule
13d-1(k)(1) of the Securities Exchange Act of
1934.
Dated:  April 4, 2000


                                DEUTSCHE BANK
SECURITIES INC.
                                By:   /s/ James T.
                                   Byrne, Jr.
                                   Name:   James
                                   T. Byrne, Jr.
                                   Title:
                                   Secretary